TRANS-ORIENT PETROLEUM LTD.

Consolidated Interim Financial Statements

For the three and nine months ended April 30, 2008 and 2007

(Unaudited)

In accordance with National Instrument 51-102, the Company discloses that its auditors have not reviewed the unaudited interim financial statements for the quarter ended
April 30, 2008.

Consolidated Interim Balance Sheets
(Expressed in United States Dollars)

	April 30, 2008	July 31, 2007
	(Unaudited – Prepared by	(Audited)
	Management)

Assets

Current

Cash and cash equivalents	$6,785,634	$8,499,720
Accounts receivable	97,653	44,098
Prepaid expenses	57,921	7,600

	6,941,208	8,551,418

Restricted cash	78,212	59,828
Investments (Note 3)	2,358,983	3,514,572
Property and equipment (Note 4)	1,056,866	292,618

Total Assets	$10,435,269	$12,418,436

Liabilities

Current

Accounts payable and accrued liabilities	$5,755	$65,808

Total Liabilities	5,755	65,808

Shareholders’ Equity

Share capital (Note 6)	23,655,325	23,655,325
Contributed surplus (Note 6)	118,385	63,973
Accumulated deficit	(12,188,607)	(11,366,670)
	11,585,103	12,352,628
Accumulated other comprehensive loss (Notes 1 and 3)	(1,155,589)	-

Total Shareholders’ Equity	10,429,514	12,352,628

Total Liabilities and Shareholders’ Equity	$10,435,269	$12,418,436

See accompanying notes

Consolidated Interim Statements of Operations and Deficit
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	April 30,	April 30,	April 30,	April 30,
	2008	2007	2008	2007

Expenses
General and administrative (Schedule)	$367,082	$106,472	$962,846	$327,381
Foreign exchange	60,217	(20,506)	62,557	(17,510)
Amortization	1,345	1,472	4,033	3,674

Loss before other items	(428,644)	(87,438)	(1,029,436)	(313,545)

Other Items:
Interest income	60,485	106,319	261,911	185,517
Stock option compensation	(31,832)	(30,105)	(54,412)	(30,105)
Gain on sale of investments	-	-	-	(1,580)
Recovery of loan receivable previously
written-off	-	(596)	-	101,144
Write-down of investments	-	(859,024)	-	(859,024)

Net loss for the period	(399,991)	(870,844)	(821,937)	(917,593)

Deficit – Beginning of period	(11,788,616)	(10,318,609)	(11,366,670)	(10,271,860)

Deficit – End of period	$(12,188,607)	$(11,189,453)	$(12,188,607)	$(11,189,453)

Loss per share - basic	$(0.01)	$(0.03)	$(0.02)	$(0.03)
- diluted	$(0.01)	$(0.03)	$(0.02)	$(0.03)

Weighted-average number of common
shares outstanding	36,545,225	31,392,609	36,545,225	31,392,609

See accompanying notes

Consolidated Interim Statements of Comprehensive Loss
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	April 30,	April 30,	April 30,	April 30,
	2008	2007	2008	2007

Net loss for the period	$(399,991)	$(870,844)	$(821,937)	$(917,593)

Other comprehensive loss in the period
Fair value adjustment to financial instruments
Investments (Note 3)	(843,674)	-	(1,155,589)	-

Comprehensive loss for the period	$(1,243,665)	$(870,844)	$(1,977,526)	$(917,593)

See accompanying notes

Consolidated Interim Schedules of General and Administrative Expenses
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	April 30,	April 30,	April 30,	April 30,
	2008	2007	2008	2007

General and Administrative Expenses

Accounting and audit	$2,421	$938	$5,389	$4,013
Consulting fees	2,604	7,240	2,604	25,389
Corporate development	70,619	25,632	309,683	80,910
Director fees	74,947	15,000	204,973	45,000
Filing and transfer agency fees	15,714	4,182	46,045	21,794
Legal	13,685	14,172	19,218	24,502
Office, rent and miscellaneous	87,815	11,473	155,746	45,236
Printing	8,406	29	21,772	7,626
Property report	5	-	14,245	-
Travel, promotion and accommodation	28,066	19,151	60,254	40,672
Wages and benefits	62,800	8,655	122,917	32,239

	$367,082	$106,472	$962,846	$327,381

See accompanying notes

Consolidated Interim Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	April 30,	April 30,	April 30,	April 30,
	2008	2007	2008	2007

Net (decrease) increase of cash related to the
following:

Operating Activities
Net loss for the period	$(399,991)	$(870,844)	$(821,937)	$(917,593)
Items not affecting cash:
Amortization	1,345	1,472	4,033	3,674
Gain on sale of investment	-	-	-	(1,580)
Stock option compensation	31,832	30,105	54,412	30,105
Write-down of investment	-	859,024	-	859,024
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	(5,250)	(11,312)	(60,053)	(7,477)
Accounts receivable	(57,943)	(7,608)	(53,555)	3,745
Prepaid expenses	(10,032)	6,177	(50,321)	(6,921)

Net cash provided by (used for) operating activities	(440,039)	7,014	(927,421)	(37,023)

Financing Activities
Restricted cash	(14,629)	(3,268)	(18,384)	(15,321)
Common stock issued for cash	-	-	-	10,445,250
Net cash provided by (used for) financing activity	(14,629)	(3,268)	(18,384)	10,429,929

Investing Activities
Proceeds from sale of investments	-	-	-	3,980
Purchase of investments	-	-	-	(2,068,707)
Purchase of property and equipment	(759,554)	(15,223)	(768,281)	(99,558)

Net cash used for investing activities	(759,554)	(15,223)	(768,281)	(2,164,285)

Net (decrease) increase in cash	(1,214,222)	(11,477)	(1,714,086)	8,228,621
Cash - Beginning of period	7,999,856	8,692,067	8,499,720	451,969

Cash - End of period	$6,785,634	$8,680,590	$6,785,634	$8,680,590

See accompanying notes

Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Nine Month Period Ended April 30, 2008 and 2007

NOTE 1 – ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The unaudited consolidated interim financial statements of Trans-Orient Petroleum Ltd. and its wholly owned subsidiaries Orient Petroleum (NZ) Limited, Eastern Petroleum (NZ) Limited, Orient Petroleum (PNG) Limited and DLJ Management Corp., have been prepared in conformity with Canadian generally accepted accounting principles, which were the same accounting policies and methods of computation as the audited consolidated financial statements as at July 31, 2007.

On August 1, 2007 the Company adopted the new Canadian Institiute of Chartered Accountants (“CICA”) standards for Comprehensive Income (CICA 1530), Financial Instruments (CICA 3855) and Hedges (CICA 3865). The new standards bring Canadian rules into line with current rules in the United States. The standards have introduced the concept of “Comprehensive Income” to Canadian GAAP and will require that an enterprise: a) classify items of comprehensive income by their nature in the financial statements and b) display the accumulated balance of comprehensive income seperately from retained earnings and additional paid-in capital in the equity section of the statement of financial position. Derivative contracts will be carried on the balance sheet at their mark-to-market value, with any change in value flowing to either net income or comprehensive income. Gains and losses on instruments that are identified as hedges will flow initially to comprehensive income and be brought into net income at the time the underlying hedged item is settled. Any instruments that do not qualify for hedge accounting treatment will be marked-to-market with the tax-effected adjustment flowing through the income statement. The Company did not identify any derivatives but did identify financial instruments that have required comprehensive income to be presented as a result of adopting the CICA 3855 and CICA 1530 standards.

The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements. These interim financial statements to April 30, 2008 should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended July 31, 2007.

Refer to Note 3

NOTE 2 – FUTURE OPERATIONS

The Company does not generate sufficient cash flow from operations to adequately fund its activities and has therefore relied principally upon the issuance of securities and the sale of investments for financing. The Company intends to continue relying upon the issuance of securities and the sale of investments to finance its operations and activities to the extent they are available to the Company and under terms acceptable to the Company. Accordingly, the Company’s consolidated interim financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations.

NOTE 3 - INVESTMENTS

At April 30, 2008, the Company’s ownership interests in investments accounted for under the cost method of accounting are as follows:

		July 31,		April 30,
	Number of	2007		2008	Percentage
	Common	Carrying	Comprehensive	Market	of
	Shares	Value	Income	Value	Ownership

AMG Oil Ltd.	826,431	$1	$181,814	$181,815	3.56%
Austral Pacific Energy	3,110,240	3,514,571	(1,337,403)	2,177,168	6.92%
		$3,514,572	$(1,155,589)	$2,358,983

As at April 30, 2008, and in accordance with CICA 3855, the Company’s investments are recorded at market value.

NOTE 4 - PROPERTY AND EQUIPMENT

					Net Book
	Working	Net Book	Additions		Value at
	Interest	Value at	During the	Amortization	April 30,
	%	July 31, 2007	Period	During The Period	2008
Oil and Gas Properties
Unproved
New Zealand:
PEP 38348	100	$67,792	$321,720	$-	$389,512
PEP 38349	100	136,389	446,561	-	582,950
		204,181	768,281	-	972,462
Other:
Apartment and office
equipment		88,437	-	(4,033)	84,404
		$292,618	$768,281	$(4,033)	$1,056,866

Refer to Note 7

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to arms-length parties for the same services.

Consulting Agreements

On January 1, 2008, the Company entered into an agreement with the Company’s Chief Operating Officer to provide consultancy services to the Company for a term of one year with monthly compensation of $20,000. The Company and TAG Oil Ltd. (“TAG”), a related company through common directors and officers, also entered into an agreement in January 2008 that allows for TAG to utilize the Company’s Chief Operating Officer as a technical consultant on an ongoing basis by paying one half of the monthly compensation.

On December 1, 2007 the Company amended a Directors agreement dated January 1, 2007 to increase the monthly compensation to $15,000 per month which reflects the Director’s increased contribution to the Company as its technical consultant directing operations.

On April 1, 2008, the Company extended, for one year, an agreement with a private company wholly-owned by a Director to provide services as a Director of the Company. The agreement includes monthly compensation of $5,000.

Pursuant to an agreement dated August 1, 2007, and as amended in November 2007,the Company agreed to pay a Director of the Company monthly compensation of $5,000 for his services as a Director.

Refer to Note 6

NOTE 6 - SHARE CAPITAL

Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number
Issued and fully paid:	Of Shares	Amount
Balance at April 30, 2008 and July 31, 2007	36,545,225	$23,655,325

At April 30, 2008, the following share purchase warrants are outstanding:

Number	Price	Expiry
of Shares	per Share	Date
12,922,142	US$0.70	August 29, 2008
2,952,500	US$1.35	July 18, 2008
15,874,642

At April 30, 2008, the following stock options are outstanding:

Number	Price	Expiry
of Shares	per Share	Date
200,000	US$1.00	September 1, 2011
200,000	US$0.70	November 1, 2011
1,475,000	US$0.50	March 14, 2013
75,000	US$0.50	April 8, 2013
1,950,000

On March 14, 2008, the Company granted options to purchase up to 1,475,000 shares of the Company to its executive team and employees, exercisable for five years at a price of US$0.50 per share subject to certain vesting provisions. If specific performance criteria are met, then an additional 1,475,000 stock options can be earned.

On April 8, 2008, the Company granted options tp purchase up to 75,000 shares of the Company to a consultant, exercisable for five years at a price of US$0.50 per share subject to certain vesting provisions

During the nine month period ended April 30, 2008, the Company applied the Black-Scholes option pricing model using the closing market prices on the grant dates, a volatility ratio of 40% and the risk free interest rate of 7% to calculate an option benefit at the date of grant of $294,873 which is amortized over the two year vesting period of the options resulting in stock option compensation for the period ended April 30, 2008 being recorded of $54,412.

Refer to Note 7

NOTE 7 – SUBSEQUENT EVENT

Share Purchase Warrants

During the month of May, 2008, 50,000 of the Company’s outstanding warrants were exercised for proceeds of US$35,000.

NOTE 8 – COMPARATIVE FIGURES

Certain of the prior periods’ comparative figures may have been reclassified in conformity with the current period’s presentation.